UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: February 13, 2014	By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, President and Chief Executive Officer

EXECUTION VERSION

November 25, 2013

VIA TELECOPY (941) 727-5293

Intertape Polymer Corp.

IPG (US) Holdings Inc.

IPG (US) Inc.

Intertape Polymer Inc.

Intertape Polymer Group Inc.

Intertape Polymer US Inc.

IPG Holdings LP

Spuntech Fabrics Inc.

100 Paramount Drive

Suite 300

Sarasota, FL 34232

Attn: Bernard J. Pitz

Re:	Fourth Amendment to Loan and Security Agreement (Revolving Credit Facility)

Ladies and Gentlemen:

Reference is made to that certain Loan and Security Agreement dated March 28, 2008 (as at any time amended, restated, modified or supplemented, the “Loan Agreement”), among Intertape Polymer Corp., a Delaware corporation (“Intertape”); IPG (US) Holdings Inc., a Delaware corporation (“Holdings”); IPG (US) Inc., a Delaware corporation (“IPG US”; and together with Intertape and Holdings, collectively, “U.S. Borrowers,” and each a “U.S. Borrower”), Intertape Polymer Inc., a corporation organized under the Canada Business Corporations Act (“Canadian Borrower”; together with U.S. Borrowers, collectively, “Borrowers” and each individually, a “Borrower”); certain affiliates and subsidiaries party thereto from time to time as guarantors (collectively, “Guarantors”; together with Borrowers, collectively, “Obligors” and each individually an “Obligor”); Bank of America, N.A., a national banking association, in its capacity as collateral agent and administrative agent (together with its successors in such capacity, “Agent”) for various financial institutions party to the Loan Agreement (as defined below) from time to time as lenders (collectively, “Lenders” and each individually, a “Lender”); the Lenders; and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as lead arranger and bookrunner (in such capacities, “Lead Arranger”); Wells Fargo Capital Finance, LLC (“WFCF”), as “right side” joint lead arranger and bookrunner (in such capacities, “Joint Lead Arranger” and, collectively with Lead Arranger, “Joint Lead Arrangers”); and WFCF, as syndication agent (in such capacity, “Syndication Agent”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Loan Agreement.

Borrowers have requested that Agent and Lenders modify certain provisions of the Loan Agreement, and Agent and Lenders are willing to do so, subject to the terms and on the conditions contained herein.

NOW, THEREFORE, for and in consideration of TEN DOLLARS ($10.00) in hand paid and other good and valuable consideration, the receipt and sufficiency of which are hereby severally acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

This instrument is an amendment of an existing note, and Florida documentary stamp taxes in the amount of $2,450 were paid on or about November 25, 2013.

Intertape Polymer Corp., et al.

November 25, 2013

1. Amendment to Loan Agreement. The Loan Agreement is hereby amended by deleting in its entirety the definition of “Permitted Purchase Money Debt” contained in Section 1.1 of the Loan Agreement and by substituting the following in lieu thereof:

Permitted Purchase Money Debt: Purchase Money Debt of Obligors and Subsidiaries that is unsecured or secured only by a Purchase Money Lien, including the Existing Purchase Money Debt, but only so long as the aggregate amount of outstanding principal does not exceed at any time the sum of (i) $45,000,000 for any Purchase Money Debt incurred after the Closing Date and (ii) the outstanding balance of the Existing Purchase Money Debt as of the Closing Date.

2. No Novation, etc. The parties hereto acknowledge and agree that, except as set forth herein, nothing in this letter amendment shall be deemed to amend or modify any provision of the Loan Agreement or any of the other Loan Documents, each of which shall remain in full force and effect. This letter amendment is not intended to be, nor shall it be construed to create, a novation or accord and satisfaction, and the Loan Agreement as herein modified shall continue in full force and effect.

3. Acknowledgments and Stipulations; Representation and Warranties. By their respective signatures set forth below, each of the Obligors hereby: (a) ratifies and reaffirms the Obligations, each of the Loan Documents and all of such Obligor’s covenants, duties, indebtedness and liabilities under the Loan Documents; (b) acknowledges and stipulates that (i) the Loan Agreement and the other Loan Documents executed by such Obligor are legal, valid and binding obligations of such Obligor that are enforceable against such Obligor in accordance with the terms thereof, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law, (ii) all of the Obligations of such Obligor are owing and payable without defense, offset or counterclaim (and to the extent there exists any such defense, offset or counterclaim on the date hereof, the same is hereby waived by such Obligor), and (iii) the security interests and Liens granted by each Obligor in favor of Agent are duly perfected, first priority security interests and Liens; and (c) represents and warrants to Agent and Lenders, to induce Agent and Lenders to enter into this letter amendment, that (i) no Default or Event of Default exists on the date hereof, (ii) the execution, delivery and performance of this letter amendment have been duly authorized by all requisite corporate or limited liability company action on the part of such Obligor, and (iii) all of the representations and warranties made by such Obligor in the Loan Agreement and the other Loan Documents are true and correct in all material respects on and as of the date hereof, except to the extent that any such representation or warranty is stated to relate to an earlier date, in which case such representation or warranty shall be true and correct in all material respects on and as of such earlier date.

4. Release. As further consideration to induce Agent and each Lender to execute, deliver and perform this letter amendment, each Obligor represents and warrants that there are no claims, causes of action, suits, debts, obligations, liabilities, demands of any kind, character or nature whatsoever, fixed or contingent, which such Obligor may have, or claim to have, against Agent or any Lender with respect to the subject matter hereof, the Loan Agreement, the Loan Documents, or matters relating thereto, or any of them, and each Obligor hereby releases, acquits and forever discharges Agent, Joint Lead Arrangers and each Lender and their respective agents, employees, officers, directors, servants, representatives, attorneys, affiliates, successors and assigns (collectively, the “Released Parties”) from any and all liabilities, claims,

Intertape Polymer Corp., et al.

November 25, 2013

suits, debts, causes of action and the like of any kind, character or nature whatsoever, known or unknown, fixed or contingent that such Obligor may have, or claim to have, against each of the such Released Parties with respect to the subject matter hereof, the Loan Agreement, the Loan Documents or matters relating thereto from the beginning of time until and through the dates of execution and delivery of this letter amendment.

5. Miscellaneous. Upon the effectiveness of this letter amendment, each reference in the Loan Agreement to “this agreement,” “hereunder,” or words of like impart shall mean and be a reference to the Loan Agreement, as amended by this letter amendment. This letter amendment shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflict of law principles (other than section 5-1401 of the New York General Obligation Law and federal law relating to national banks). This letter amendment shall be binding upon and inure to the benefit of the Borrowers, Guarantors, Agent, each Joint Lead Arranger, each Lender, and their respective successors and assigns. This letter amendment may be executed in any number of counterparts and by different parties to this letter amendment on separate counterparts, each of which when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto. Each Obligor agrees to take such further actions as Agent and Lenders shall reasonably request from time to time in connection herewith to evidence or give effect to the amendments set forth herein or any of the transactions contemplated hereby. To the fullest extent permitted by Applicable Law, each of the parties hereto hereby waives the right to trial by jury in any action, suit, counterclaim or proceeding arising out of or related to this letter amendment.

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signatures commence on following page.]

Please indicate your acknowledgement of, and agreement to, all of the terms hereof by executing this letter agreement in the space provided below.

Very truly yours,

BANK OF AMERICA, N.A., as Agent

By:	/s/ Seth Benefield
Name:	Seth Benefield
Title:	Senior Vice President

[Signatures continue on following page.]

Letter Amendment (November 2013)

Acknowledged and agreed to as of the date first written above:

U.S. BORROWERS:

INTERTAPE POLYMER CORP.

By:	/s/ Bernard J. Pitz
Name:	Bernard J. Pitz
Title:	Senior VP Finance and Treasurer

IPG (US) HOLDINGS INC.

By:	/s/ Bernard J. Pitz
Name:	Bernard J. Pitz
Title:	VP Finance and Secretary

IPG (US) INC.

By:	/s/ Bernard J. Pitz
Name:	Bernard J. Pitz
Title:	VP finance and Secretary

[Signatures continue on following page.]

Letter Amendment (November 2013)

CANADIAN BORROWER:

INTERTAPE POLYMER INC.

By:	/s/ Bernard J. Pitz
Name:	Bernard J. Pitz
Title:	VP Finance

[Signatures continue on following page.]

Letter Amendment (November 2013)

GUARANTORS:

INTERTAPE POLYMER GROUP INC.

By:	/s/ Bernard J. Pitz
Name:	Bernard J. Pitz
Title:	CFO

INTERTAPE POLYMER US INC.

By:	/s/ Bernard J. Pitz
Name:	Bernard J. Pitz
Title:	Chief Financial Officer and Secretary

IPG HOLDINGS LP
By:	Intertape Polymer Inc., General Partner

By:	/s/ Bernard J. Pitz
Name:	Bernard J. Pitz
Title:	VP Finance

SPUNTECH FABRICS INC.

By:	/s/ Bernard J. Pitz
Name:	Bernard J. Pitz
Title:	President

[Signatures continue on following page.]

Letter Amendment (November 2013)

LENDERS:

BANK OF AMERICA, N.A. (acting through its Canada branch), as a Canadian Lender

By:	/s/ Medina Sales de Andrade
Name:	Medina Sales de Andrade
Title:	Vice President

[Signatures continue on following page.]

Letter Amendment (November 2013)

WELLS FARGO BANK, N.A., as a U.S. Lender

By:	/s/ Mark Bradford
Name:	Mark Bradford
Title:	Duly Authorized Signer

[Signatures continue on following page.]

Letter Amendment (November 2013)

WELLS FARGO CAPITAL FINANCE CORPORATION (CANADA), as a Canadian Lender

By:	/s/ Domenic Cosentino
Name:	Domenic Cosentino
Title:	Vice President Wells Fargo Capital Finance Corporation Canada

[Signatures continue on following page.]

Letter Amendment (November 2013)

ROYAL BANK OF CANADA,
as a U.S. Lender and a Canadian Lender

By:	/s/ Felix Mednikov
Name:	Felix Mednikov
Title:	Attorney in Fact

By:	/s/ Robert Kizell
Name:	Robert Kizell
Title:	Attorney in Fact

[Signatures continue on following page.]

Letter Amendment (November 2013)

JPMORGAN CHASE BANK, N.A., as a U.S. Lender

By:	/s/ Eric A. Anderson
Name:	Eric A. Anderson
Title:	Vice President

[Signatures continue on following page.]

Letter Amendment (November 2013)

JPMORGAN CHASE BANK, N.A.,
TORONTO BRANCH, as a Canadian Lender

By:	/s/ Michael N. Tam
Name:	Michael N. Tam
Title:	Senior Vice President

[Signatures continue on following page.]

Letter Amendment (November 2013)

TD BANK, N.A., as a U.S. Lender

By:	/s/ Albert J. Forzano
Name:	Albert J. Forzano
Title:	Vice President

[Signatures continue, on following page.]

Letter Amendment (November 2013)

THE TORONTO DOMINION BANK,
as a Canadian Lender

By:	/s/ Michael Ho	/s/ Darcy Mack
Name:	Michael Ho	Darcy Mack
Title:	Analyst	Vice President

[Signatures continue on following page.]

Letter Amendment (November 2013)

BANK OF AMERICA, N.A., as a U.S. Lender

By:	/s/ Seth Benefield
Name:	Seth Benefield
Title:	Senior Vice President

Letter Amendment (November 2013)